                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                                 TELIGENT, INC.
              -----------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
              -----------------------------------------------------
                         (Title of Class of Securities)


                                   87959Y 10 3
              -----------------------------------------------------
                                 (CUSIP Number)

                                Gary S. Kaminsky
                     c/o Rose Glen Capital Management, L.P.
                          3 Bala Plaza East, Suite 501
                               251 St. Asaphs Road
                              Bala Cynwyd, PA 19004



                                DECEMBER 7, 2000
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

--------------------------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 2 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             RGC International Investors, LDC
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
    2
                                                                        (b)|X|
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Cayman Islands
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    5
          Number of                        0
            Shares            --------------------------------------------------
         Beneficially                      SHARED VOTING POWER
           Owned by                 6
             Each                          3,729,278
          Reporting           --------------------------------------------------
            Person                         SOLE DISPOSITIVE POWER
             With                  7
                                           0
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           3,729,278
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            3,729,278
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    10                                                                    |_|
            N/A
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            8.1%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    12
            00
--------------------------------------------------------------------------------




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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 3 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             Rose Glen Capital Management, L.P.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
    2
                                                                        (b)|X|
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    5
          Number of                        0
            Shares            --------------------------------------------------
         Beneficially
           Owned by                        SHARED VOTING POWER
             Each                   6
          Reporting                        3,729,278
            Person            --------------------------------------------------
             With                          SOLE DISPOSITIVE POWER
                                    7
                                           0
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           3,729,278
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            3,729,278
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    10                                                                    |_|
            N/A
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            8.1%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    12
            PN
--------------------------------------------------------------------------------


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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 4 OF 8 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             RGC General Partner Corp.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
    2
                                                                        (b)|X|
--------------------------------------------------------------------------------
            SEC USE ONLY
    3
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    5
          Number of                        0
            Shares            --------------------------------------------------
         Beneficially
           Owned by                        SHARED VOTING POWER
             Each                   6
          Reporting                        3,729,278
            Person            --------------------------------------------------
             With                          SOLE DISPOSITIVE POWER
                                    7
                                           0
                              --------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    8
                                           3,729,278
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            3,729,278
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    10                                                                    |_|
            N/A
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            8.1%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON
    12
            CO
--------------------------------------------------------------------------------


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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 5 OF 8 PAGES
---------------------                                          -----------------

ITEM 1(a).    NAME OF ISSUER:

              Teligent, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              8065 Leesburg Pike
              Vienna, Virginia 22282

ITEM 2(a).    NAME OF PERSON FILING
ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE
ITEM 2(c).    CITIZENSHIP:

              RGC International Investors, LDC
              c/o SEI Fund Resources International, Ltd.
              30 Herbert Street
              Dublin, Ireland 2
              Cayman Islands limited duration company

              Rose Glen Capital Management, L.P.
              3 Bala Plaza East, Suite 501
              251 St. Asaphs Road
              Bala Cynwyd, Pennsylvania 19004
              Delaware limited partnership

              RGC General Partner Corp.
              3 Bala Plaza East, Suite 501
              251 St. Asaphs Road
              Bala Cynwyd, Pennsylvania 19004
              Delaware corporation

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

              Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

ITEM 2(e).    CUSIP NUMBER:

               87959Y 10 3

ITEM 3.       IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b)
              OR (c), CHECK WHETHER THE PERSON FILING IS A:   N/A

              IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(c), CHECK THIS BOX. |X|



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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 6 OF 8 PAGES
---------------------                                          -----------------



ITEM 4. OWNERSHIP.

        RGC International Investors, LDC ("RGC")
        Rose Glen Capital Management, L.P. ("Rose Glen")
        RGC General Partner Corp. ("Partner")

        RGC is a private investment fund. Rose Glen is the investment manager of RGC, and Partner is the general partner of Rose Glen.

         (a)   Amount beneficially owned:

               3,729,278 shares of Class A Common Stock (1)

         (b)   Percent of Class:

               Approximately 8.1% as of the date of filing this statement. (Based on 42,423,082 shares of Class A Common Stock issued and outstanding as of December 7, 2000.) (1)

         (c)   Number of shares as to which such persons have:

               (i)   Sole power to vote or to direct the vote:

                     0

               (ii)  Shared power to vote or to direct the vote:

                     See Item 4(a) above.

               (iii) Sole power to dispose or to direct the disposition of:

                     0

               (iv)  Shared power to dispose or to direct the disposition of:

                     See Item 4(a) above.
--------------
(1) The beneficial ownership reported herein represents shares of Class A Common Stock that RGC may acquire through the exercise of a warrant issued on December 7, 2000 (the "Warrant"). The Warrant grants RGC the right to purchase, subject to full vesting of the Warrant, a total of 4,972,370 shares, or approximately 10.5%, of the Class A Common Stock outstanding as of December 7, 2000. The Warrant is presently exercisable only with respect to 3,729,278 shares of Class A Common Stock as a result of the vesting provisions of the Warrant. The Warrant expires on December 7, 2005.

The Warrant was issued in connection with the Common Stock Purchase Agreement, dated December 7, 2000, between RGC and Teligent, Inc. (the "Stock Purchase Agreement"). Pursuant to the Stock Purchase Agreement, Teligent may issue and sell to RGC from time to time Class A Common Stock with a value of up to $250,000,000. The Stock Purchase Agreement will terminate on the earliest of (i) the date RGC purchases Class A Common Stock for an aggregate purchase price of $250,000,000 pursuant to the Stock Purchase Agreement, (ii) 18 months from the date of the Commencement Period as that term is defined in the Stock Purchase Agreement or (iii) such other date as mutually consented to by each of RGC and Teligent.

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                                       13G
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CUSIP NO. 87959Y 10 3                                          PAGE 7 OF 8 PAGES
---------------------                                          -----------------


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           N/A

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           RGC has granted to Rose Glen, as investment manager, the sole power to manage RGC's investments.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A


----------------
(1) Cont'd.
As of the filing date of this statement, the Warrant is 75% vested. After RGC purchases an amount of Class A Common Stock with an aggregate purchase price of $150,000,000, a portion of the unvested Warrant will become vested, each time RGC purchases Class A Common Stock pursuant to the Stock Purchase Agreement, in an amount that is in proportion to the amount of such Class A Common Stock purchased in relation to the remaining $100,000,000 under the Stock Purchase Agreement. The Warrant will become fully vested after RGC has purchased pursuant to the Stock Purchase Agreement that amount of Class A Common Stock with an aggregate purchase price of $250,000,000.

Notwithstanding the vesting provisions of the Warrant, the terms of the Warrant provide that the Warrant is exercisable on any given date only to the extent that the number of shares of Class A Common Stock then issuable upon exercise of the Warrant, together with any other shares of Class A Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Class A Common Stock which may be deemed beneficially owned through the ownership of the unexercised Warrant and excluding shares of Class A Common Stock which may become issuable under the Stock Purchase Agreement) would not exceed 9.9% of the Class A Common Stock then issued and outstanding. Accordingly, RGC's ability to fully exercise the otherwise vested portion of the Warrant may be limited by: (i) the terms of the Warrant and (ii) purchases by RGC of Class A Common Stock pursuant to the Stock Purchase Agreement.

Additionally, pursuant to the terms of the Stock Purchase Agreement, the ability of Teligent Inc. to require RGC to purchase shares of Class A Common Stock pursuant to the Stock Purchase Agreement is limited so that when and if RGC purchases Class A Common Stock pursuant to the Stock Purchase Agreement, the number of shares subject to purchase may not result in the beneficial ownership by the Reporting Persons and any of their affiliates of more than 9.9% of the Class A Common Stock then issued and outstanding.

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                                       13G
---------------------                                          -----------------
CUSIP NO. 87959Y 10 3                                          PAGE 8 OF 8 PAGES
---------------------                                          -----------------


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           N/A

ITEM 10.   CERTIFICATIONS.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      RGC International Investors, LDC
                                      By:  Rose Glen Capital Management, L.P.
                                           By:  RGC General Partner Corp.


Dated: December 18, 2000                        By:  /s/ GARY S. KAMINSKY
                                                   ----------------------
                                                     Gary S. Kaminsky
                                                     Managing Director

                                      Rose Glen Capital Management, L.P.
                                      By:  RGC General Partner Corp.


Dated: December 18, 2000              By:  /s/ GARY S. KAMINSKY
                                           -----------------------
                                           Gary S. Kaminsky
                                           Managing Director


                                      RGC General Partner Corp.

Dated: December 18, 2000              By:  /s/ GARY S. KAMINSKY
                                           -----------------------
                                           Gary S. Kaminsky
                                           Managing Director

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Teligent, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undesigned hereby execute this Agreement this 18th day of December, 2000.

                                      RGC International Investors, LDC
                                      By:  Rose Glen Capital Management, L.P.
                                           By:  RGC General Partner Corp.


Dated: December 18, 2000                        By:  /s/ GARY S. KAMINSKY
                                                   ----------------------
                                                     Gary S. Kaminsky
                                                     Managing Director

                                      Rose Glen Capital Management, L.P.
                                      By:  RGC General Partner Corp.


Dated: December 18, 2000              By:  /s/ GARY S. KAMINSKY
                                           -----------------------
                                           Gary S. Kaminsky
                                           Managing Director


                                      RGC General Partner Corp.

Dated: December 18, 2000              By:  /s/ GARY S. KAMINSKY
                                           -----------------------
                                           Gary S. Kaminsky
                                           Managing Director